SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                Amendment no. 1
                                       To
                                   SCHEDULE TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               -------------------

                        COGENT COMMUNICATIONS GROUP, INC.

                            (Name of Subject Company)

 SCM ACQUISITION FUND, LLC; SUTTER CAPITAL MANAGEMENT, LLC; AND ROBERT E. DIXON

                                    (Bidder)

                        ALLIED RISER COMMUNICATIONS CORP.
         CONVERTIBLE SUBORDINATED 7.5% NOTES DUE 2007, $1,000 PAR VALUE
                         (Title of Class of Securities)

                                   019 496 AB4
                      (CUSIP Number of Class of Securities)
                            -----------------------

                                               Copy to:
Robert Dixon                                   Paul J. Derenthal, Esq.
Sutter Capital Management, LLC                 Derenthal & Dannhauser LLP
150 Post Street, Suite 320,                    One Post Street, Suite 575
San Francisco, California 94108                San Francisco, California  94104
(415) 788-1444                                 (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

               Transaction                              Amount of
               Valuation*                               Filing Fee

                $792,000                                 $64.07

* For purposes of calculating the filing fee only. Assumes the purchase of 9,900 ALLIED RISER COMMUNICATIONS CORP. Convertible Subordinated 7.5% Notes Due 2007, $1,000 Par Value ("Notes") at a purchase price equal to $80 per Note in cash.

[ ] Check box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid: $64.07
    Form or Registration Number: Schedule TO
    Filing Party:  Above Bidders
    Date Filed:  July 9, 2003

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                         FINAL AMENDMENT TO TENDER OFFER

     This final amendment to Tender Offer Statement on Schedule TO relates to the offer by SCM ACQUISITION FUND, LLC (the "Purchaser") to purchase up to 9,900 Convertible Subordinated 7.5% Notes Due 2007, $1,000 Par Value (the "Notes") issued by ALLIED RISER COMMUNICATIONS CORP., (a wholly owned subsidiary of Cogent Communications Group, Inc.) (the "Issuer"), the subject company, at a purchase price equal to $80 per Note, (8% of face value) plus accrued interest through September 19, 2003. The Offer terminated on September 19, 2003. The Offer resulted in the tender by Note holders, and acceptance for payment by the Purchaser, of a total of 16 Notes. Upon completion of the Offer, the Purchaser and their affiliates held an aggregate of approximately 316 Notes, or approximately 3.1% of the total outstanding Notes.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October 14, 2003


SCM ACQUISITION FUND, LLC

By SUTTER CAPITAL MANAGEMENT, LLC, Manager

         By:      /s/ ROBERT DIXON
                  -----------------------------------------
                  Robert Dixon, Manager

SUTTER CAPITAL MANAGEMENT, LLC

         By:      /s/ ROBERT DIXON
                  -----------------------------------------
                  Robert Dixon, Manager


/s/ ROBERT DIXON
-----------------------------------------
 ROBERT E. DIXON





















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